[GLENHILL LETTERHEAD]
April 9, 2009
Mr. Frank Martin
Board of Directors
NMT Medical, Inc.
27 Wormwood Street
Boston, Massachusetts 02210
Dear Mr. Martin and Members of the Board:
     As you may know, Glenhill Capital Advisors, LLC and its affiliates (“Glenhill”) own 1,264,820 shares of the outstanding common stock of NMT Medical, Inc. (the “Company”), representing approximately 9.7% of the Company’s outstanding shares. Glenhill has been a stockholder of the Company since July 2006 and has continually monitored the Company’s developments since that time. As the Company’s largest stockholder, Glenhill has a significant interest in the future of the Company and has spent significant time considering the Company’s business.
     As the Managing Member of Glenhill, I am writing to express my concern with the plan of the Company’s Board of Directors (the “Board”) to launch a search for a new President and Chief Executive Officer to replace John Ahern. I urge the Board to reconsider this plan, as an executive search, in my view, is not in the best interests of the Company or its stockholders at this time. First of all, hiring a new chief executive is an expensive proposition, as any candidate will, in all likelihood, demand a significant compensation package, including a substantial salary and a large number of stock options. Such a package will strain the Company’s limited resources and dilute the equity of the Company’s existing stockholders. In addition, an executive search is a time-consuming process and will likely divert the attention of management and the Board. Major decisions facing the Company will inevitably be postponed until the executive is hired and familiarizes himself or herself with the Company and its operations.
     Furthermore, searching for a new chief executive at this time is especially unnecessary since realistically the Company’s future is dependent upon the decision by the Food and Drug Administration (“FDA”) in December 2010 regarding the Company’s main device. Regardless of the FDA’s ultimate decision, it is likely that the Company will consider at that time various strategic alternatives to continuing its existence as a stand-alone entity. Since it will take a new chief executive a substantial amount of time to familiarize himself or herself with the Company and the issues that it faces, it is unlikely that he or she will be able to make a significant contribution to the Company prior to the FDA decision. Accordingly, I do not believe it is prudent for the Company to enter into an expensive long-term arrangement with a new chief executive when the Company, in all likelihood, has a limited lifespan as a stand-alone entity. Rather, I urge the Board to designate Frank Martin as Chairman of the Board and to appoint Richard Davis, the Company’s current Chief Operating Officer, as interim Chief Executive Officer until the Company receives notice of the FDA decision. These individuals possess

Board of Directors
April 9, 2009

detailed knowledge of the Company’s business and are in a strong position to lead the Company for the foreseeable future.
     In addition, I am greatly concerned with the Company’s recently announced decision to maintain a two-year timetable for data analysis of its Closure I trial. For the last several years, the Company has informed stockholders of its desire for an early analysis of the data if the independent committee of biostatisticians and trial design experts concluded that it was “highly likely” that sufficient primary outcome events would have occurred so that an analysis could be performed in October 2009. Yet the Company announced in its press release dated April 7, 2009 (the “Press Release”) that it will maintain a two year timetable for data analysis despite its knowledge that a one year evaluation period was highly likely to be statistically significant. Stockholders have yet to receive an explanation for this change. While the Press Release notes the medical community’s desire for more data, in my investing career I have yet to see an instance where the medical community did not want to review more data and that is precisely the reason such decisions are left to an independent committee. I also believe the Company should be more mindful of its public responsibility to the thousands of stroke victims each year who could use the Company’s technology if the early analysis of the data would support its use. The Company is ill-advised to adhere to a higher standard than that which is already mandated by current regulations.
     I am also concerned with the economic disconnect between the Board and its stockholders. While all members of the Board receive approximately $50,000 a year for their service on the Board, only a few directors have purchased more than a nominal amount of shares of the Company’s common stock. In fact, the cash compensation received by members of the Board has historically dwarfed the market value of their holdings of the Company’s common stock. It would be unfortunate if members of the Board decided to maintain the timetable so that the shareholder value is put at risk.
     I strongly urge the Company to reconsider its decision regarding the search for a new chief executive officer and to maintain an expedited timetable for analysis of the data. I believe the requests set forth in this letter are in the best interests of the Company and its stockholders and I look forward to prompt action by the Board in furtherance of our shared interests. Please feel free to contact me at (646) 432-0600 to discuss this issue further.

Very truly yours,

GLENHILL ADVISORS, LLC

Glenn J. Krevlin

Managing Member